Exhibit 99.1

Stealth BioTherapeutics Corp Enters Definitive Agreement for Going Private Transaction

Boston, MA, August 1, 2022 – Stealth BioTherapeutics Corp (Nasdaq: MITO), a clinical-stage biotechnology company focused on the discovery, development, and commercialization of novel therapies for diseases involving mitochondrial dysfunction, announced today that it has entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Stealth Parent Limited, an exempted company with limited liability incorporated under the law of the Cayman Islands ("Parent"), and Stealth Merger Sub Limited, an exempted company with limited liability incorporated under the law of the Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Sub"), to be acquired by a consortium of investors led by Morningside Venture (I) Investments Ltd. for itself and on behalf of its affiliates (“Morningside”) and J. Wood Capital Advisors LLC (“J. Wood Capital”) (the "Consortium") in an all-cash transaction. Pursuant to the terms of the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Company with the Company being the surviving company and becoming a wholly-owned subsidiary of Parent (the "Merger").

Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each ordinary share, par value US$0.0003 per share, of the Company (each, a "Share") issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist, in exchange for the right to receive US$0.03125 in cash without interest (the "Per Share Merger Consideration"), and each outstanding American Depositary Share of the Company (each an "ADS," representing 12 Shares, and collectively, the “ADSs”) will be cancelled in exchange for the right to receive US$0.375 in cash without interest (less any ADS cancellation fees not to exceed $0.05 per ADS) (the "Per ADS Merger Consideration"), except for (a) Shares (including Shares represented by ADSs) beneficially owned by Morningside and its affiliates, (b) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any) or by any of their direct or indirect subsidiaries, and (c) Shares that are held by a holder who has validly exercised and not withdrawn or lost its right to dissent from the Merger pursuant to Section 238 of the Companies Act of the Cayman Islands, which will be cancelled and cease to exist and will entitle the former holder thereof to receive payment of the fair value of such dissenting shares in accordance with Section 238 of the Companies Act of the Cayman Islands.

The Per ADS Merger Consideration represents (before taking into account any ADS cancellation fees) a premium of 34.4% to the closing price of the Company's ADSs on June 24, 2022, the last trading day prior to the Company's announcement of its receipt of the original "going-private" proposal, and a premium of 43.9% to the average closing price of the Company's ADSs during the last 30 trading days prior to its receipt of the original "going-private" proposal.

The Consortium intends to fund the Merger through cash contributions from members of the Consortium.

The Company's Board, acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the "Special Committee"),

approved the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its independent financial and legal advisors.

The Merger, which is currently expected to close during the second half of 2022, is subject to customary closing conditions including the approval of the Merger Agreement by an affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at a meeting of the Company's shareholders which will be convened to consider the approval of the Merger Agreement and the Merger. Morningside Venture (I) Investments Limited, Season Pioneer Investments Limited and Equal Talent Investments Limited have agreed to vote all of the Shares and ADSs they beneficially own, which represent approximately 65% of the voting rights attached to the total outstanding Shares of the Company as of the date of the Merger Agreement, in favor of the authorization and approval of the Merger Agreement and the Merger. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on NASDAQ.

Houlihan Lokey Capital, Inc. is serving as financial advisor to the Special Committee; Wilmer Cutler Pickering Hale and Dorr LLP is serving as U.S. legal counsel to the Special Committee and the Company and Walkers is serving as Cayman Islands legal counsel to the Special Committee and the Company.

Goodwin Procter LLP is serving as U.S. legal counsel to the Consortium and Campbells LLP is serving as Cayman Islands legal counsel to the Consortium.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the "SEC") a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC's website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a Schedule 13E-3 Transaction Statement (the "Schedule 13E-3"). The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC's website (http://www.sec.gov).

About Stealth BioTherapeutics

We are a clinical-stage biotechnology company focused on the discovery, development, and commercialization of novel therapies for diseases involving mitochondrial dysfunction. Mitochondria, found in nearly every cell in the body, are the body's main source of energy production and are critical for normal organ function. Dysfunctional mitochondria characterize a number of rare genetic diseases and are involved in many common age-related diseases, typically involving organ systems with high energy demands such as the eye, the neuromuscular system, the heart and the brain. We believe our lead product candidate, elamipretide, has the potential to treat ophthalmic diseases entailing mitochondrial dysfunction, such as dry AMD, rare neuromuscular disorders, such as primary mitochondrial myopathy and Duchenne muscular dystrophy, and rare cardiomyopathies, such as Barth syndrome. We are evaluating our second-generation clinical-stage candidate, SBT-272, for rare neurological disease indications, such as amyotrophic lateral sclerosis and frontotemporal lobar dementia, following promising preclinical data. We have optimized our discovery platform to identify novel mitochondria-targeted compounds which may be nominated as therapeutic product candidates or utilized as mitochondria-targeted vectors to deliver other compounds to mitochondria.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those regarding Stealth BioTherapeutics' expectations regarding the timing of the closing of the Merger and the potential benefits thereof. Statements that are not historical facts, including statements about Stealth BioTherapeutics' beliefs, plans and expectations, are forward-looking statements. The words "anticipate," "expect," "hope," "plan," "potential," "possible," "will," "believe," "estimate," "intend," "may," "predict," "project," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Stealth BioTherapeutics may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements as a result of known and unknown risks, uncertainties and other important factors, including: the ability of the parties to meet the closing conditions required to complete the Merger on anticipated timing; the ability of the Consortium to obtain financing for the transaction; Stealth BioTherapeutics' ability to obtain additional funding and to continue as a going concern; the impact of the COVID-19 pandemic; the ability to successfully demonstrate the efficacy and safety of Stealth BioTherapeutics' product candidates and future product candidates; the preclinical and clinical results for Stealth BioTherapeutics' product candidates, which may not support further development and marketing approval; the potential advantages of Stealth BioTherapeutics' product candidates; the content and timing of decisions made by the FDA, the EMA or other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies, which may affect the initiation, timing and progress of preclinical studies and clinical trials of Stealth BioTherapeutics product candidates; Stealth BioTherapeutics' ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials; unplanned cash requirements and expenditures; competitive factors; Stealth BioTherapeutics' ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates it is developing; and general economic and market conditions. These and other risks are described in greater detail under the caption "Risk Factors" included in Stealth BioTherapeutics' most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC"), as well as in any future filings with the SEC. Forward-looking statements represent management's current expectations and are inherently uncertain. Except as required by law, Stealth BioTherapeutics does not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Investor Relations for the Company

Kendall Investor Relations

Adam Bero, Ph.D.

abero@kendallir.com

IR@StealthBT.com